# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Avantor Inc, CIK 0001506124
CUSIP: 05352A100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Radnor Corporate Center Bldg 1, Ste 200, 100 Matsonford Road, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000313028

## Reporting persons
- BARROW HANLEY MEWHINNEY & STRAUSS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 24,636,795; shared voting power 8,650,379; sole dispositive power 33,287,174; shared dispositive power 0; aggregate amount beneficially owned 33,287,174 (4.88% of the class)

## Item 1. Issuer
Name of issuer: Avantor Inc
Address of issuer's principal executive offices: Radnor Corporate Center Bldg 1, Ste 200, 100 Matsonford Road, Radnor, Pennsylvania, 19087

## Item 2. Person Filing
Name of person filing: Barrow Hanley Global Investors
Address of principal business office or, if none, residence:
2200 Ross Avenue, 31st Floor
Dallas, TX 75201
Citizenship: Delaware LLC

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 33,287,174
Percent of class: 4.88%
Sole power to vote or to direct the vote: 24,636,795
Shared power to vote or to direct the vote: 8,650,379
Sole power to dispose or to direct the disposition: 33,287,174
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BARROW HANLEY MEWHINNEY & STRAUSS LLC: Hannah Ackels, Hannah Ackels, CCO (02/11/2026)